Exhibit (d)(5)

December 21, 2009

Mr. Shinzo Maeda
President & Chief Executive Officer
Shiseido Company, Limited
7-5-5 Ginza
Chuo-ku, Tokyo 1040061
Japan

Ladies and Gentlemen:

THIS CONFIDENTIALITY AGREEMENT (this “Agreement”) is entered into and effective as of December 21, 2009 (the “Effective Date”), by and between Shiseido Company, Limited (“Shiseido”) and Bare Escentuals, Inc. (collectively with its subsidiaries, “Bare”) (each of Shiseido and Bare may hereinafter also be referred to as a “Company” or “Party” and collectively as the “Companies” or the “Parties”).

RECITALS

The Companies have entered into a confidentiality agreement dated as of September 17, 2009 (the “September 2009 Agreement”) with regard to a possible Transaction between the Companies. All terms of the September 2009 Agreement remain in full force and effect, except as amended hereby. Capitalized terms used, but not defined, herein are used with the meaning given them in the September 2009 Agreement.

To evaluate a possible Transaction and, in the event of a Transaction between the Parties, to facilitate a smooth transition subsequent to government approval while maintaining Shiseido’s and Bare’s competitive independence, the Companies have devised this Agreement to govern the use and disclosure of competitively-sensitive information the parties desire to exchange for due diligence and integration planning purposes. Such information will be exchanged solely to the extent permissible by applicable laws and regulations.

For purposes of this Agreement, Bare will be considered the “Discloser” and Shiseido will be considered the “Recipient” of information.

NOW, THEREFORE, in consideration of the covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Clean Room Information. As used in this Agreement, the term “Clean Room Information” means all Business & Legal Confidential Material and Competitively Sensitive Material (each as hereinafter defined) whether in oral or written form, whether electronically stored or otherwise, that is furnished, delivered or made available, on or after December 21, 2009, by and between the Companies that is provided for the purpose of due diligence or integration planning. Such Clean Room Information, to the extent provided, may include, but is not limited to, information regarding the business, financial operations, product and strategic plans, market information, business and management methods, know-how, trade secrets, instruction manuals, financial reports and statements, financial and operational controls and procedures, customer lists and all other information developed and used by the Discloser in its business and operations. Notwithstanding the terms of the September 2009 Agreement (as amended hereby), Clean Room Information will be kept confidential by the Recipient thereof (except as required by Law) until the earlier of the consummation of the Transaction and the third anniversary of the date hereof.

2. Exchange of Clean Room Information. The Companies hereby agree that any and all Clean Room Information that is furnished, delivered or made available on or after the Effective Date shall be exchanged pursuant only to the terms of this Agreement and exclusively pursuant to a designation by Discloser or its Representatives that the information constitutes Clean Room Information (which designation may be made by titling a folder “Clean Room Information” in the virtual data room maintained by Bowne & Co., Inc. in connection with the proposed Transaction or by otherwise designating such information as “Clean Room Information”). Under no circumstances shall any Clean Room Information be furnished, delivered, or made available by the Discloser in a manner not explicitly authorized by this Agreement.

Shiseido Company, Limited
December 21, 2009

3. Business & Legal Confidential Material. As used in this Agreement, the term “Business & Legal Confidential Material” means all Clean Room Information classified as Business & Legal Confidential Material by Discloser or its Representatives (which classification may be made by titling a folder “Business & Legal Confidential Material” in the virtual data room maintained by Bowne & Co., Inc. in connection with the proposed Transaction or by otherwise designating such information as “Business & Legal Confidential Material”) that is disclosed to Recipient in any manner, whether orally, visually or in tangible form (including, without limitation, documents, devices and computer readable media), on or after the Effective Date, and all copies thereof, whether created by Discloser or Recipient, and shall include any Information regarding the business, financial operations, strategic plans and market information of Discloser. Business & Legal Confidential Material also includes business and management methods, know-how, trade secrets, instruction manuals, financial reports and statements, business, product and strategic plans, market information and analyses, financial and operational controls and procedures, customer lists, vendor information and all other information developed and used by Discloser in its business and operations (as conducted and as proposed to be conducted), as well as any analyses, compilations, summaries, studies or other documents prepared by Recipient that incorporate and/or reflect the Business & Legal Confidential Material.

4. Disclosure of Business & Legal Confidential Material. Subject to the terms and conditions of this Agreement and the September 2009 Agreement (as amended hereby), the Discloser is willing to disclose Business & Legal Confidential Material to individual Representatives specially designated as Permitted Recipients (as hereinafter defined). Permitted Recipients with access to Competitively Sensitive Material under this Agreement shall not share Business & Legal Confidential Material with person(s) not also designated as Permitted Recipients. However, nothing herein shall prohibit Permitted Recipients from sharing aggregated data or information summaries based on Business & Legal Confidential Material with a Party’s Representatives in a form mutually agreeable to both Parties.

5. Competitively Sensitive Material. The term “Competitively Sensitive Material” is intended to capture the subset of Clean Room Information that is the most competitively sensitive and for which heightened restrictions on access are appropriate. Competitively Sensitive Material shall include all Clean Room Information classified by Discloser as Competitively Sensitive Material (which classification may be made by titling a folder “Competitively Sensitive Information” in the virtual data room maintained by Bowne & Co., Inc. in connection with the proposed Transaction or by otherwise designating such information as “Competitively Sensitive Information”) and shall include, without limitation, to the extent disclosed by Discloser or its Representatives, customer contracts, price lists, plans to enter or leave product or geographic markets or similar information, information with respect to unannounced prices, and the following current or future data when disclosed in a non-aggregated or customer-specific manner: pricing, product or customer-specific cost or profitability information, product-specific business and management methods, detailed business, product, and strategic plans and related data, market information and analyses, purchase orders, statements of work, margin data, proposals, plans to increase or reduce production, and any other information classified by Discloser or its Representatives as Competitively Sensitive Material.

6. Disclosure of Competitively Sensitive Material. Subject to the terms and conditions of this Agreement and the September 2009 Agreement (as amended hereby), Discloser is willing to disclose certain Competitively Sensitive Material to those individual Representatives specially designated as Permitted Recipients (as hereinafter defined). Permitted Recipients with access to Competitively Sensitive Material under this Agreement shall not share Competitively Sensitive Material with person(s) not also designated as Permitted Recipients. However, nothing herein shall prohibit Permitted Recipients from sharing aggregated data or information summaries based on Competitively Sensitive Material with a Party’s Representatives in a form mutually agreeable to both Parties, provided that in doing so they do not disclose to such Representatives any of the following information, to the extent disclosed by Discloser, obtained or derived from the Competitively Sensitive Material: customer names (or other information, such as specific customer locations, that would enable a Recipient to identify specific customers), employee names, pricing information regarding products and services, and technical information (such as designs and specifications) regarding a Discloser’s products and technology.

7. Permitted Recipients. The term “Permitted Recipients” shall mean individual Representatives specially designated by Recipient (in accordance with the “Notice” section hereof) by confirmed e-mail or facsimile

Shiseido Company, Limited
December 21, 2009

transmission (or as otherwise permitted by the “Notice” section) whose designation as a Permitted Recipient is (i) not objected to by the Discloser within three business days of receiving notice of such designation or (ii) approved by the Discloser by reply e-mail or facsimile transmission, who shall be permitted access to Business & Legal Confidential Material and Competitively Sensitive Material provided by Discloser and its Representatives. Notwithstanding the foregoing, it is understood and agreed by the Parties that Permitted Recipients shall consist only of those individuals who have no responsibility for, or influence on, purchasing, sales or pricing at Shiseido or any of its affiliates. Further, in the case of outside attorneys only, in lieu of approving each individual, the other Party at its sole discretion may consent to approval of a class of Permitted Recipients (e.g., staff and attorneys of Ropes & Gray LLP or Shearman & Sterling LLP).

8. Maintenance of Confidentiality. Recipient agrees to hold as confidential all Clean Room Information and not to further disclose or divulge any such information (except as specifically permitted hereby). For the sake of clarity, Clean Room Information may only be shared as provided in this Agreement. Each Party hereto agrees to notify legal counsel of the other Party as set forth in Section 14 hereof immediately upon any suspicion that there has been a breach of confidentiality with respect to Clean Room Information or a breach of this Agreement.

9. Use of Clean Room Information. Recipient agrees to use the Clean Room Information disclosed hereunder solely to assess the viability, feasibility and potential benefits of the Transaction and to facilitate any possible integration planning. For the avoidance of doubt, Clean Room Information shall not be used by Recipient or the Permitted Recipients to compete, directly or indirectly, with the Discloser or solicit the customers, vendors or employees of Discloser, nor shall Clean Room Information be used by Recipient or the Permitted Recipients in any manner tending to facilitate commercial coordination, including coordination related to pricing and/or competitive strategy, prior to consummation of the Transaction.

10. Term and Survivorship of Agreement. At any time prior to the closing of the proposed Transaction, upon the request of Discloser or any of its Representatives, Recipient shall (and shall direct its Permitted Recipients to) (i) promptly destroy or deliver to the Discloser all Clean Room Information provided to Recipient or its Permitted Recipients and (ii) not retain any copies, extracts or other reproductions in whole or in part of such material. Upon the request of Discloser or any of its Representatives, Recipient will confirm to Discloser in writing that all such material has been so returned or destroyed. Notwithstanding the delivery or destruction of the materials required by this paragraph, unless otherwise provided for in this letter agreement, this Agreement shall continue from the Effective Date for so long as the Transaction remains pending, and shall terminate upon the closing of the Transaction. In the event the Transaction fails to close, the obligations concerning disclosure and use of Clean Room Information imposed hereunder shall survive the expiration or termination of this Agreement for a period of three years from the date hereof.

11. Entire Agreement. This Agreement, together with the September 2009 Agreement (as amended hereby), contains the entire agreement of the Parties relating to the subject matter hereof and supersedes all proposals, negotiations, representations, warranties, conditions and agreements, collateral or otherwise, oral or written, relating thereto made prior to the execution hereof. Any modification or amendment to this Agreement must be in writing, have direct reference to this Agreement, and must be signed by all Parties. The invalidity of any provision hereof shall not affect any remaining provisions. For the sake of clarity, all provisions of the September 2009 Agreement (as amended hereby) shall remain in full force and effect, provided, however, that to the extent there is any conflict between any provision of the September 2009 Agreement and this Agreement, the applicable provision in this Agreement shall control.

12. Assignment/Transfer. This Agreement and the rights and obligations granted to and undertaken by the Parties shall not be assignable or transferable, in whole or in part, by Shiseido without the prior written consent of Bare.

13. Indemnification. Each Party agrees to indemnify the other Party against any and all losses, damages, claims or expenses incurred or suffered by the other Party as a result of any breach of the provisions of this letter agreement by the Party or its Representatives. Each Party understands and acknowledges that any disclosure or misappropriation of any of the Clean Room Information in violation of this letter agreement may cause the other

Shiseido Company, Limited
December 21, 2009

Party irreparable harm, the amount of which may be difficult to ascertain. Each Party agrees that the other Party shall be entitled to equitable relief, including injunction, in the event of the Party’s breach (either actual or threatened) of this Agreement (without necessity of posting any bond or other security or proving special damages) and that the Party shall not oppose the granting of such relief.

14. Waiver/Delay. Each Party agrees that no failure or delay by the other Party or any of its Representatives in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right hereunder.

15. Governing Law. This Agreement shall be governed and interpreted in accordance with the laws of the State of Delaware applicable to contracts between residents of that State and executed in and to be performed entirely within that State.

16. Notices. All notices pursuant to this Agreement shall be addressed as follows:

In the case of Bare:

Bare Escentuals, Inc.
71 Stevenson Street
23rd Floor
San Francisco, California 94105
Attn: Deanna Chechile, or her successor

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Attn: David C. Chapin
          Amanda McGrady Morrison

In the case of Shiseido:

Shiseido Co., Ltd.
1-6-2 Higashi-shimbashi
Minato-ku, Tokyo
Japan 105-8310
Attn: Takeshi Nakatsu, or his successor

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
Fukoku Seimei Building, 5F
2-2-2 Uchisaiwaicho, Chiyoda-ku
Tokyo 100-0011
Attn: Kenneth J. Lebrun

Any notice, request or other communication forwarded hereunder shall be deemed to have been received if delivered by hand, at the time of delivery, if sent by confirmed e-mail or facsimile transmission, on the first business day (days other than Saturdays, Sundays and statutory holidays) of addressee after it has been transmitted, and if mailed, on the fifth business day (other than Saturdays, Sundays and statutory holidays) of addressee after it has been mailed by certified or registered mail, except, however, in the event of an interruption in mail service in the country where either Party is located as referred to above in this paragraph, in which case receipt shall be deemed to occur when such notice is actually received. Each Party may change its address for service hereunder by written notice to the other Party of its new address.

Shiseido Company, Limited
December 21, 2009

17. Fees and Expenses. Each Party shall be responsible for the payment of its own costs and expenses, including attorneys’ fees and expenses, in connection with the negotiation and execution of this Agreement.

18. Recovery of Costs and Expenses. If any action or proceeding at law or in equity (including, without limitation, an arbitration or mediation) is necessary to enforce or interpret the terms of this Agreement, the prevailing Party (as determined by a court of competent jurisdiction in a final, non-appealable order) shall be entitled to reasonable attorneys’ fees, costs, and necessary related expenses.

19. Other Agreements. No Party shall agree to any contractual provision or term in any agreement with any third party that contains a provision or term which would cause such Party to be in breach of or violate this Agreement.

20. No Third Party Beneficiaries. Nothing express or implied in this Agreement is intended to confer, nor shall anything herein confer, upon any person other than the Parties and the respective successors or assigns of the Parties, any rights, remedies, obligations or liabilities whatsoever.

21. Counterparts; Facsimiles. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one and the same instrument. Each Party shall receive a duplicate original of the counterpart copy or copies executed by it. For purposes hereof, a facsimile copy of this Agreement, including the signature pages hereto, shall be deemed to be an original. Notwithstanding the foregoing, the Parties shall each deliver original execution copies of this Agreement to one another as soon as practicable following execution thereof.

[The remainder of this page is intentionally left blank.]

Shiseido Company, Limited
December 21, 2009

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

Very truly yours,

BARE ESCENTUALS, INC.

By:	/s/ Myles McCormick

Name:	Myles McCormick
Title:	CFO & COO

Accepted and agreed to
as of the date first written above:

SHISEIDO COMPANY, LIMITED

By:	/s/ Takeshi Nakatsu

Name:	Takeshi Nakatsu
Title:	General Manager

Signature Page to Clean Room Confidentiality Agreement